November 13, 2018

Lori M. Muratta
Vice President, General Counsel and Secretary
Shell Midstream Partners, L.P.
150 N. Dairy Ashford Road
Houston, TX 77079

       Re: Shell Midstream Partners, L.P.
           Registration Statement on Form S-3
           Filed November 2, 2018
           File No. 333-228146

Dear Ms. Muratta:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Krestynick at 202-551-3056 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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